Exhibit 21

List of Subsidiaries

The Company owns 100% of Aphton (BVI) Corporation, a Corporation organized under the laws of the British Virgin Islands. Aphton (BVI) Corporation currently has no assets, liabilities or operations and is not a significant subsidiary.